EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Six Months Ended
(Dollars in Millions)			June 30, 2007	June 30, 2007

Earnings
1.	Net income		$1,156	$2,286
2.	Applicable income taxes, including interest expense related to unrecognized tax positions		500	993

3.	Income before income taxes (1 + 2)		$1,656	$3,279

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$941	$1,804
	b.	Portion of rents representative of interest and amortization of debt expense	19	38

	c.	Fixed charges excluding interest on deposits (4a + 4b)	960	1,842
	d.	Interest on deposits	663	1,338

	e.	Fixed charges including interest on deposits (4c + 4d)	$1,623	$3,180

5.	Amortization of interest capitalized		$—	$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,616	5,121
7.	Earnings including interest on deposits (3 + 4e + 5)		3,279	6,459
8.	Fixed charges excluding interest on deposits (4c)		960	1,842
9.	Fixed charges including interest on deposits (4e)		1,623	3,180

Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		2.73	2.78
11.	Including interest on deposits (line 7/line 9)		2.02	2.03

*	Excludes interest expense related to unrecognized tax positions.